EXHIBIT 99.1

Centerra Gold Reports First Quarter 2024 Results; Continued Strong Cash Flow from Operating Activities; Cash and Cash Equivalents Increased to $648 Million

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, May 14, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its first quarter 2024 operating and financial results.

President and CEO, Paul Tomory, commented, “Centerra had a strong quarter of operating performance with production and costs outperforming our expectations. At Mount Milligan, we continued to advance a site-wide optimization program, implementing tangible initiatives in several areas, including concentrate management, mine operations and mine-to-mill optimization. We are also focused on a preliminary economic assessment to evaluate the substantial mineral resources at the Mount Milligan mine to unlock value beyond its current 2035 mine life. At Öksüt, we remain on track with elevated production in the first half of the year, in line with our guidance.

“In the first quarter of 2024, our cash and cash equivalents increased to $647.6 million, despite making the $24.5 million payment related to the additional agreement with Royal Gold. We have been active on share buybacks in late February and March, delivering on our disciplined capital allocation strategy. Looking ahead, in the second quarter we expect to make tax and annual royalty payments in Türkiye, totalling approximately $105 million, which will impact our cash balance. We continue to believe that Centerra is well positioned to achieve its 2024 guidance, as we are delivering on our value maximizing strategy for the Company’s portfolio of assets,” concluded Mr. Tomory.

First Quarter 2024 Highlights

Operations

  Production: Consolidated gold production of 111,341 ounces, including 48,317 ounces of gold from the Mount Milligan Mine (“Mount Milligan”) and 63,024 ounces of gold from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 14.3 million pounds.
  Sales: First quarter 2024 gold sales of 104,313 ounces at an average realized gold priceNG of $1,841 per ounce and copper sales of 15.6 million pounds at an average realized copper priceNG of $3.12 per pound. The average realized gold and copper prices include the impact from the Mount Milligan streaming agreement.
  Costs: Consolidated gold production costs were $746 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $859 per ounce for the quarter.
  Capital expendituresNG: Additions to property, plant, and equipment (“PP&E”) and sustaining capital expendituresNG were $15.3 million and $16.2 million, respectively. Sustaining capital expendituresNG in the first quarter 2024 included water pumping system construction, equipment overhauls, and purchases of mobile equipment at Mount Milligan, as well as the heap leach pad expansion and capitalized stripping and water treatment plant construction at Öksüt.

Financial

  Net earnings: First quarter 2024 net earnings were $66.4 million, or $0.31 per share, and adjusted net earningsNG were $31.3 million or $0.15 per share. Adjustments to net earnings include $25.0 million of reclamation provision revaluation recovery, $8.9 million of unrealized foreign currency exchange gains, and $6.8 million in income tax adjustments mainly resulting from a withholding tax expense on the repatriation of Öksüt’s earnings. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: Cash provided by operating activities was $99.4 million and free cash flowNG was $81.2 million. This includes $101.4 million of cash provided by mine operations and $90.1 million of free cash flowNG at Öksüt; and $30.0 million of cash provided by mine operations and $24.1 million of free cash flowNG at Mount Milligan. This is offset by cash used in operating activities and a free cash flowNG deficit from corporate expenses, Thompson Creek expenditures, and other exploration activities.
  Cash and cash equivalents: Total liquidity of $1,046.9 million as at March 31, 2024, comprising a cash balance of $647.6 million and $399.3 million available under a corporate credit facility.
  Dividend: Quarterly dividend declared of C$0.07 per common share.

Other

  Share buybacks: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 1,783,800 common shares in the first quarter 2024, for the total consideration of $10.0 million.
  Mount Milligan mine life extension and additional agreement with Royal Gold: In the first quarter of 2024, Centerra announced an additional agreement with Royal Gold related to Mount Milligan, which resulted in a life of mine extension to 2035 and established favourable parameters for potential future mine life extensions. This is a key first step in the Company’s strategy to realize the full potential of this cornerstone asset in a top-tier mining jurisdiction. For additional details, please refer to the announcement entitled “Centerra Gold Announces Mount Milligan Mine Life Extension and Additional Agreement with Royal Gold”, issued on February 14, 2024.
  Thompson Creek Feasibility Study: Work is progressing on the feasibility study to evaluate the restart of mining at the Thompson Creek mine. The Company expects to complete the study in late summer of 2024.

Table 1 - Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended March 31,
	2024	2023	% Change
Financial Highlights
Revenue	305.8	226.5	35%
Production costs	173.8	204.3	(15)%
Depreciation, depletion, and amortization ("DDA")	33.3	18.5	80%
Earnings from mine operations	98.7	3.7	2568%
Net earnings (loss)	66.4	(73.5)	190%
Adjusted net earnings (loss)(1)	31.3	(52.9)	159%
Cash provided by (used in) operating activities	99.4	(99.8)	200%
Free cash flow (deficit)(1)	81.2	(105.9)	177%
Additions to property, plant and equipment (“PP&E”)	15.3	8.0	91%
Capital expenditures - total(1)	16.8	4.9	243%
Sustaining capital expenditures(1)	16.2	4.9	231%
Non-sustaining capital expenditures(1)	0.6	—	0%
Net earnings (loss) per common share - $/share basic(2)	0.31	(0.34)	191%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.15	(0.24)	163%
Operating highlights
Gold produced (oz)	111,341	33,215	235%
Gold sold (oz)	104,313	38,990	168%
Average market gold price ($/oz)	2,074	1,890	10%
Average realized gold price ($/oz )(3)	1,841	1,446	27%
Copper produced (000s lbs)	14,331	13,355	7%
Copper sold (000s lbs)	15,622	15,332	2%
Average market copper price ($/lb)	3.86	4.05	(5)%
Average realized copper price ($/lb)(3)	3.12	3.42	(9)%
Molybdenum sold (000s lbs)	2,948	3,347	(12)%
Average market molybdenum price ($/lb)	19.93	32.95	(40)%
Average realized molybdenum price ($/lb)	20.47	29.91	(32)%
Unit costs
Gold production costs ($/oz)(4)	746	1,124	(34)%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	859	1,383	(38)%
All-in costs on a by-product basis ($/oz)(1)(4)	991	2,107	(53)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,013	1,603	(37)%
Copper production costs ($/lb)(4)	1.92	2.66	(28)%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	2.09	2.67	(22)%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)	As at March 31, 2024, the Company had 214,361,403 common shares issued and outstanding.
(3)	This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)	All per unit costs metrics are expressed on a metal sold basis.

2024 Outlook

The Company’s 2024 outlook previously disclosed in the MD&A for the year ended December 31, 2023, filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, is unchanged except for the following revisions: the Kemess Project’s reclamation costs have been revised down from the range of $24 to $30 million to the range of $19 to $25 million and the expected Öksüt Mine taxes have been increased from the range of $46 to $52 million to the range of $54 to $60 million due to higher gold prices. The Company notes that except for the changes highlighted above the rest of the outlook remains unchanged. The Company’s full year 2024 outlook, as adjusted, and comparative actual results for the three months ended March 31, 2024 are set out in the following table:

	Units	2024 Guidance	Three months ended March 31, 2024
Production
Total gold production(1)	(Koz)	370 - 410	111
Mount Milligan Mine(2)(3)(4)	(Koz)	180 - 200	48
Öksüt Mine	(Koz)	190 - 210	63
Total copper production(2)(3)(4)	(Mlb)	55 - 65	14
Unit Costs(5)
Gold production costs(1)	($/oz)	800 - 900	746
Mount Milligan Mine(2)	($/oz)	950 - 1,050	954
Öksüt Mine	($/oz)	650 - 750	587
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,075 - 1,175	860
Mount Milligan Mine(4)	($/oz)	1,075 - 1,175	688
Öksüt Mine	($/oz)	900 - 1,000	823
Capital Expenditures
Additions to PP&E(1)	($M)	108 - 140	15.3
Mount Milligan Mine	($M)	55 - 65	0.8
Öksüt Mine	($M)	40 - 50	12.6
Total Capital ExpendituresNG(1)	($M)	108 - 140	16.8
Mount Milligan Mine	($M)	55 - 65	4.1
Öksüt Mine	($M)	40 - 50	11.3
Sustaining Capital ExpendituresNG(1)	($M)	100 - 125	16.2
Mount Milligan Mine	($M)	55 - 65	4.1
Öksüt Mine	($M)	40 - 50	11.3
Non-sustaining Capital ExpendituresNG(1)	($M)	8 - 15	0.6
Depreciation, depletion and amortization(1)	($M)	140 - 165	33.3
Mount Milligan Mine	($M)	90 - 100	18.3
Öksüt Mine	($M)	45 - 55	14.2
Income tax and BC mineral tax expense(1)	($M)	55 - 65	37.4
Mount Milligan Mine	($M)	1 - 5	0.9
Öksüt Mine	($M)	54 - 60	36.5
  Consolidated Centerra figures.
  The Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. Using an assumed market gold price of $2,000 per ounce and a blended copper price of $3.75 per pound for 2024, Mount Milligan Mine’s average realized gold and copper price for the remaining three quarters of 2024 would be $1,419 per ounce and $2.96 per pound, respectively, compared to average realized prices of $1,552 per ounce and $3.12 per pound in the three-month period ended March 31, 2024, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs. The blended copper price of $3.75 per pound factors in copper hedges in place as of March 31, 2024.
  In 2024, gold and copper production at the Mount Milligan Mine is projected with recoveries estimated at 64% and 78%, respectively.
  Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
  Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

Molybdenum Business Unit

(Expressed in millions of United States dollars)	2024 Guidance	Three months ended March 31, 2024
Langeloth Facility
Loss from operationsNG(1)	(5) - (15)	(3.8)
Cash (used in) provided by operations before changes in working capital	(5) - 0	(2.0)
Changes in Working Capital	(20) - 20	3.8
Cash (Used in) Provided by Operations	(25) - 20	1.8
Sustaining Capital ExpendituresNG	(5) - (10)	(0.5)
Free Cash Flow (Deficit) from OperationsNG(2)	(30) - 10	1.3
Thompson Creek Mine(2)
Project Evaluation Expenses(3)	(17) - (20)	(6.9)
Care and Maintenance Expenses - Cash	(1) - (3)	(0.9)
Changes in Working Capital	—	0.6
Cash Used in Operations	(18) - (23)	(7.2)
Non-sustaining Capital ExpendituresNG	(7) - (12)	(0.4)
Free Cash Flow (Deficit) from OperationsNG	(25) - (35)	(7.6)
Endako Mine
Care and Maintenance Expenses	(5) - (7)	(1.1)
Reclamation Costs	(15) - (18)	—
Cash Used in Operations	(20) - (25)	(1.1)
  Includes DDA of $0.9 million in the Q1 2024 actuals and $5 to $10 million in the full year of 2024 guidance.
  Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
  Project evaluation expenses are recognized as expense in the consolidated statements of earnings (loss).

Project Evaluation, Exploration, and Other Costs

The Company’s 2024 outlook for the Goldfield Project, Kemess Project, corporate administration, and other exploration projects and comparative actual results for the three months ended March 31, 2024 are set out in the following table:

(Expressed in millions of United States dollars)	2024 Guidance	Three months ended March 31, 2024
Project Exploration and Evaluation Costs
Goldfield Project	9 - 13	2.6
Thompson Creek Mine(1)	17 - 20	6.9
Total Project Evaluation Costs	26 - 33	9.5
Brownfield Exploration	17 - 22	2.9
Greenfield and Generative Exploration	18 - 23	2.6
Total Exploration Costs	35 - 45	5.5
Total Exploration and Project Evaluation Costs	61 - 78	15.0
Other Costs
Kemess Project(2)	19 - 25	2.9
Corporate Administration Costs	37 - 42	10.0
Stock-based Compensation	8 - 10	1.0
Other Corporate Administration Costs	29 - 32	9.0
  Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
  Includes care and maintenance costs as well as reclamation costs included in the reclamation provision as at March 31, 2024.

Mount Milligan
Mount Milligan produced 48,317 ounces of gold and 14.3 million pounds of copper in the first quarter of 2024. Mining activities were carried out in phases 6, 7, and 9 of the open pit. A total of 12.3 million tonnes were mined in the first quarter of 2024. Process plant throughput for the first quarter of 2024 was 5.2 million tonnes, averaging 56,728 tonnes per day. Mount Milligan is on track for its 2024 gold production guidance of 180,000 to 200,000 ounces and copper production guidance of 55 to 65 million pounds. Both gold and copper production are expected to be evenly weighted throughout the year, however, gold and copper sales in the second half of 2024 are expected to contribute approximately 55% of the annual sales.

Gold production costs in the first quarter 2024 were $954 per ounce, in line with $946 per ounce last quarter. AISC on a by-product basisNG was $688 per ounce, 27% lower than last quarter, due to lower sustaining capital expenditures and higher by-product credits. The Company expects gold production costs and AISC on a by-product basisNG to be higher in the second quarter of 2024 as a result of a lower percentage of annual sales in the first half of 2024 (as noted above), along with higher expected sustaining capital expenditures. Mount Milligan is on track for its full year 2024 gold production costs guidance and AISC on a by-product basisNG guidance.

In the first quarter 2024, sustaining capital expenditures at Mount Milligan were $4.1 million, focused on the tailings storage facility, projects related to water sourcing and access, equipment overhauls, and equipment purchases. The Company maintains the 2024 sustaining capital guidance at Mount Milligan and expects the sustaining capital spending to increase throughout the year.

In the first quarter of 2024, Centerra made progress on its site-wide optimization program at Mount Milligan, initially launched in the fourth quarter 2023 and focused on a holistic assessment of occupational health and safety, as well as improvements in mine and plant operations. This program covers all aspects of the operation to maximize the potential of the orebody, setting up Mount Milligan for long-term success to 2035 and beyond. Notable achievements in the first quarter of 2024 were observed in key areas, including:

  Occupational health and safety: An improved safety record, including an increase in proactive safety interactions, fewer incidents and a much lower severity index compared to the same period last year. There has been a significant increase of focus and measurement of the leading indicators such as our visible felt leadership program, root cause incident investigation and mitigation of fatal risks (MFR). These initiatives collectively have contributed to cultivating a safer and more informed workplace, fostering the well-being and productivity of all personnel.
  Mine: Increase in the mining fleet mechanical availability, utilization and overall productivity of the load-haul cycle. These strategies have contributed to higher tonnes mined compared to the same period last year, while simultaneously lowering the unit operating costs.
  Plant: Increased mill throughput per operating day due to factors such as consistent ore supply, renewed operating strategy of the flotation circuit and equipment modifications. Additionally, as part of the optimization efforts, the site has started to test a number of initiatives that aim to increase the overall copper and gold recoveries. This includes real-time adjustments to the flotation circuit for improved stabilization with optimal grind sizing and throughput, producing a higher volume of gold-copper concentrate with lower copper grades and ore blending initiatives to improve the processing of elevated pyrite bearing high-grade gold, low-grade copper ore.

On February 14, 2024, Centerra announced that the Company has entered into an additional agreement with Royal Gold relating to Mount Milligan, which has resulted in a life of mine extension to 2035 and established favourable parameters for potential future mine life extensions. Centerra has initiated a preliminary economic assessment (“PEA”) to evaluate the substantial mineral resources at the Mount Milligan mine with a goal to unlock additional value beyond its current 2035 mine life. The PEA is expected to be completed in first half of 2025.

Öksüt

Öksüt produced 63,024 ounces of gold in the first quarter of 2024. Mining activities were focused on phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. In the first quarter 2024, a total of 3.7 million tonnes were mined and 1.0 million tonnes were stacked at an average grade of 1.44 g/t. The Company is on track to achieve its production 2024 guidance with approximately 60% of the annual production weighted to the first half of the year.

Gold production costs and AISC on a by-product basisNG for the first quarter 2024 at Öksüt were $587 per ounce and $823 per ounce, respectively. These costs per ounce were higher compared to last quarter primarily due to increased mining and hauling costs and higher weighted average costs per ounce in the remaining inventory, as well as decreased gold production and sales. Öksüt is on track to achieve its gold production costs guidance and AISC on a by-product basisNG guidance for 2024.

In the first quarter 2024, sustaining capital expenditures at Öksüt were $11.3 million, focused on capitalized stripping and water treatment plant construction.

In 2024, Öksüt’s current income tax paid is expected to be approximately $95 to $105 million, with approximately $75 million to be paid in the second quarter of 2024, assuming no change in the exchange rate between the Turkish lira and US dollar. Additionally, the annual Turkish government royalty payment will be made in the second quarter 2024. This is expected to be approximately $30 million. Together, these cash payments will require a cash outflow in the second quarter 2024 of approximately $105 million.

Molybdenum Business Unit

In the first quarter 2024, the Molybdenum Business Unit sold 2.9 million pounds of molybdenum, generating revenue of $63.4 million with an average realized price of $20.47 per pound. As part of Centerra’s previously disclosed 2024 guidance, the Langeloth Metallurgical Facility (“Langeloth”) is expected to complete an acid plant maintenance shutdown in the second quarter 2024. A portion of Langeloth’s full year sustaining capital expenditure guidance is related to this planned outage. Molybdenum sales are not expected to be impacted by the acid plant maintenance shutdown as Langeloth has sufficient inventory levels to maintain a steady level of sales. As part of Centerra’s strategy to maximize the value for each asset in its portfolio, the Company has recently completed a commercial optimization plan at Langeloth, geared at increasing profitability and evaluating its future potential. Details of the commercial optimization plan and the value potential at Langeloth will be announced in conjunction with the Thompson Creek Mine feasibility study in late summer of 2024.

In the first quarter of 2024, the Thompson Creek Mine progressed with early works in the main open pit area that are expected to continue through 2024. The costs of these activities are expected to be expensed until a limited notice to proceed is authorized by the Board of Directors, a matter to be considered following completion of the feasibility study.

First Quarter 2024 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its 2024 first quarter conference call on Tuesday, May 14, 2024, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following link:
  https://services.choruscall.ca/links/centerragold2024q1.html
  An archive of the webcast will be available until the end of day on August 14, 2024.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-844-763-8274 or 647-484-8814. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be available via telephone for one month, until the end of day on June 14, 2024. The recording can be accessed by dialing 1-855-669-9658 or 604-674-0852 and using the passcode 0803. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com/investors/webcasts.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the quarter ended March 31, 2024, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
(416) 204-1957
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information:

This document contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Preliminary Economic Assessment at Mount Milligan Mine and any related evaluation of resources or a life of mine beyond 2035; a feasibility study regarding a potential restart of the Thompson Creek Mine; an initial resource estimate at the Goldfield Project including the success of exploration programs or metallurgical testwork; the Company’s strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the optimization program at Mount Milligan including any improvements to occupational health and safety, the mine and the plant and any potential costs savings resulting from the same; the expected gold production at Öksüt Mine in 2024; the new multi-year contract with the existing mining and hauling services provider at Öksüt Mine; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at Thompson Creek Mine and the Goldfield Project; the decommissioning of the Kemess South TSF sedimentation pond and associated works; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) unanticipated ground and water conditions; risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, COVID-19, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the first quarter ended March 31, 2024, 423 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	77.9	43.8	43.1	43.8	34.8	—
Production costs attributable to copper	29.9	40.8	29.9	40.8	—	—
Total production costs excluding Molybdenum BU segment, as reported	107.8	84.6	73.0	84.6	34.8	—
Adjust for:
Third party smelting, refining and transport costs	2.7	1.9	2.4	1.9	0.3	—
By-product and co-product credits	(50.4)	(54.6)	(50.4)	(54.6)	—	—
Adjusted production costs	60.1	31.9	25.0	31.9	35.1	—
Corporate general administrative and other costs	9.6	14.7	—	0.1	0.1	—
Reclamation and remediation - accretion (operating sites)	2.5	0.9	0.5	0.5	1.9	0.4
Sustaining capital expenditures	15.7	4.9	4.1	1.8	11.3	3.1
Sustaining leases	1.7	1.5	1.4	1.3	0.3	0.2
All-in sustaining costs on a by-product basis	89.6	53.9	31.0	35.6	48.8	3.7
Exploration and evaluation costs	7.8	15.3	0.5	0.4	0.2	0.4
Care and maintenance and other costs	5.9	12.9	1.3	—	—	9.5
All-in costs on a by-product basis	103.3	82.1	32.8	36.0	49.0	13.6
Ounces sold (000s)	104.3	39.0	45.1	39.0	59.2	—
Pounds sold (millions)	15.6	15.3	15.6	15.3	—	—
Gold production costs ($/oz)	746	1,124	954	1,124	587	n/a
All-in sustaining costs on a by-product basis ($/oz)	859	1,383	688	914	823	n/a
All-in costs on a by-product basis ($/oz)	991	2,107	727	924	826	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,013	1,603	1,044	1,134	823	n/a
Copper production costs ($/pound)	1.92	2.66	1.92	2.66	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.09	2.67	2.09	2.67	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2024	2023
Net earnings (loss)	$66.4	$(73.5)
Adjust for items not associated with ongoing operations:
Reclamation (recovery) expense at the Molybdenum BU sites and the Kemess Project	(25.0)	15.6
Unrealized foreign exchange gain(1)	(8.9)	—
Income and mining tax adjustments(2)	(6.8)	5.0
Transaction costs related to the Additional Royal Gold Agreement	2.5	—
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	1.5	—
Unrealized loss on marketable securities	1.6	—
Adjusted net earnings (loss)	$31.3	$(52.9)

Net earnings (loss) per share - basic	$0.31	$(0.34)
Net earnings (loss) per share - diluted	$0.30	$(0.34)
Adjusted net earnings (loss) per share - basic	$0.15	$(0.24)
Adjusted net earnings (loss) per share - diluted	$0.14	$(0.24)

(1)	Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable related to the Öksüt Mine.
(2)	Income tax adjustments mainly resulted from a withholding tax expense on the repatriation of the Öksüt Mine’s earnings.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities(1)	$99.4	$(99.8)	$30.0	$27.6	$101.4	$(20.8)	$(6.5)	$(76.6)	$(25.5)	$(30.0)
Deduct:
Property, plant & equipment additions	(18.2)	(6.1)	(5.9)	(3.0)	(11.3)	(3.1)	(0.9)	—	(0.1)	—
Free cash flow (deficit)	$81.2	$(105.9)	$24.1	$24.6	$90.1	$(23.9)	$(7.4)	$(76.6)	$(25.6)	$(30.0)

(1)	As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$15.3	$8.0	$0.8	$4.3	$12.6	$3.7	$0.9	$—	$1.0	$—
Adjust for:
Costs capitalized to the ARO assets	1.6	(2.9)	3.2	(1.8)	(1.1)	(1.1)	—	—	(0.5)	—
Costs capitalized to the ROU assets	(0.8)	(0.1)	—	(0.1)	(0.5)	—	—	—	(0.3)	—
Other(2)	0.7	(0.1)	0.1	(0.6)	0.3	0.5	—	—	0.3	—
Capital expenditures	$16.8	$4.9	$4.1	$1.8	$11.3	$3.1	$0.9	$—	$0.5	$—
Sustaining capital expenditures	16.2	4.9	4.1	1.8	11.3	3.1	0.5	—	0.3	—
Non-sustaining capital expenditures	0.6	—	—	—	—	—	0.4	—	0.2	—

(1)	As presented in note 16 of the Company’s condensed consolidated interim financial statements.
(2)	Includes reclassification of insurance and capital spares from supplies inventory to PP&E.